File No. 82-4664

SULLIVAN & CROMWELL
サリヴァン アンド クロムウェル外国法事務弁護士事務所*
(IN REGISTERED ASSOCIATION WITH AKAI LAW OFFICES)
特定共同事業　赤井法律事務所
TELEPHONE: 81-3-3213-6140
FACSIMILE: 81-3-3213-6470
WWW.SULLCROM.COM

Otemachi First Square East Tower 16F
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004, Japan

BEIJING • HONG KONG
MELBOURNE
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

June 4, 2001

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Nichiei Co., Ltd. – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4664)

Dear Sirs:

On behalf of Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

TOKYO: 12371.37

dw 2/19

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Tokyo office (telephone: 813-3213-6140; facsimile: 813-3213-6470).

Very truly yours,

p.p. Yoichiro Taniguchi

(Enclosures)

File No. 82-4664

Nichiei Co., Ltd.

Index

Translation for:

Annual Report Release for the Fiscal Year ended March 31, 2001 (Consolidated)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2001

Announcement of Change of Principal Shareholder

Brief Description of Japanese Language Documents

- Report on State of Purchase of Share Certificate of One's Own
- Extraordinary Report
- Amendment to Shelf Registration Statement

File Number: 82-4664

(Summary English Translation)

Annual Report Release for the Fiscal Year ended March 31, 2001 (Consolidated)

May 25, 2001

Nichiei Co., Ltd.
Code Number: 8577

Attn.: Shigeki Ota
Financial Manager
Board Meeting Date: May 25, 2001
U.S. Accounting Principles: not applicable

Stock Exchanges:
Tokyo Stock Exchange
(First Section)
Osaka Securities Exchange
(First Section)
Location of Head Office: Kyoto
Tel.: (075)321-6161

1. Consolidated Business Results (April 1, 2000 through March 31, 2001)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Year ended March 31, 2001	¥62,769 million (-47.0%)	-¥40,678 million (–)	-¥37,919 million (–)
Year ended March 31, 2000	¥118,471 million (-22.1%)	¥23,089 million (-65.3%)	¥21,508 million (-67.1%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Operation Income
Year ended March 31, 2001	-¥39,896 million (–)	-¥602.08	–	-21.6%	-8.4%	-60.4%
Year ended March 31, 2000	-¥14,229 million (–)	-¥215.43	–	-6.7%	3.7%	18.2%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2001: – million yen
   Year ended March 31, 2000: – million yen

2. Forecast of Consolidated Business Results (April 1, 2001 through March 31, 2002)

	Operating Income	Ordinary Profit	Net Income
Interim	¥25,000 million	-¥4,000 million	-¥2,500 million
Annual	¥58,000 million	¥2,500 million	¥1,500 million

(Reference)
Estimated net income per share (annual): 22.11 yen

File Number: 82-4664

(Summary English Translation)

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2001

May 25, 2001

Nichiei Co., Ltd.
Code Number: 8577

Stock Exchanges:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)

Attn.: Shigeki Ota
Financial Manager

Location of Head Office: Kyoto
Tel.: (075)321-6161

Board Meeting Date: May 25, 2001

Interim Dividends: applicable

General Meeting of Shareholders: June 28, 2001

1. Business Results (April 1, 2000 through March 31, 2001)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Operating Income	Operating Profit	Ordinary Profit
Year ended March 31, 2001	¥49,498 million (-46.7%)	-¥8,893 million (–)	-¥5,975 million (–)
Year ended March 31, 2000	¥92,935 million (-11.0%)	¥41,890 million (-34.9%)	¥41,119 million (-35.7%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Operation Income
Year ended March 31, 2001	-¥36,164 million (–)	-¥545.69	–	-18.0%	-1.2%	-12.1%
Year ended March 31, 2000	¥2,143 million (-93.4%)	¥32.46	¥36.97	1.0%	6.9%	44.2%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2001: 66,272,400
   Year ended March 31, 2000: 66,051,687
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Operating Income, Operating Profit, Ordinary Profit and Net Income are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2001	¥10.00	–	¥10.00	¥678 million	–	0.4%
Year ended March 31, 2000	¥75.00	¥37.50	¥37.50	¥4,953 million	231.1%	2.3%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Year ended March 31, 2001	¥443,425 million	¥182,562 million	41.2%	¥2,690.44
Year ended March 31, 2000	¥573,333 million	¥218,275 million	38.1%	¥3,304.56

(Notes)

Total outstanding shares as of the end of each fiscal year:
Year ended March 31, 2000: 67,855,899
Year ended March 31 ,2000: 66,053,032

2. **Forecast of Business Results (April 1, 2001 through March 31, 2002)**

	Operating Income	Ordinary Profit	Net Income	Dividends per Share		
				Interim	Annual	
Interim	¥19,000 million	¥3,500 million	-¥2,500 million	–	–	–
Annual	¥45,000 million	¥11,000 million	¥1,500 million	–	¥15.00	¥15.00

(Reference)
Estimated net income per share (annual): 22.11 yen

File Number: 82-4664

(English Translation)

May 25, 2001

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
General Manager of Management
Planning Division
Tel.: (075) 321-6161

Announcement of Change of Principal Shareholder

We hereby announce that there has been a change of principal shareholders of the Company as of May 15, 2001.

1. Circumstances concerning the change:

The total outstanding shares of the Company increased as a result of conversion of the convertible bonds.

2. Name, etc. of relevant shareholder:

(1) Name: Ryuichi Matsuda

(2) Address: 22-5 Shimogamo-honmachi, Sakyo-ku, Kyoto

3. Number of shares held and shareholding ratio of relevant shareholder:

	Number of Shares Held	Shareholding Ratio	Rank among Principal Shareholder
Before change (as of May 15, 2001)	7,379,532 shares	10.00%	Third
After change	7,379,532 shares	9.94%	Third

4. Future outlook:

The total number of outstanding shares of the Company is increasing due to conversion of convertible bonds.

File No. 82-4664

SULLIVAN & CROMWELL
サリヴァン アンド クロムウェル外国法事務弁護士事務所*
(IN REGISTERED ASSOCIATION WITH AKAI LAW OFFICES)
特定共同事業　赤井法律事務所
TELEPHONE: 81-3-3213-6140
FACSIMILE: 81-3-3213-6470
WWW.SULLCROM.COM

Otemachi First Square East Tower 16F
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004, Japan

BEIJING • HONG KONG
MELBOURNE
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

September 18, 2001

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Nichiei Co., Ltd. — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4664)

Dear Sirs:

On behalf of Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

TOKYO: 12371.40

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Tokyo office (telephone: 813-3213-6140; facsimile: 813-3213-6470).

Very truly yours,

pp. Yoichiro Taniguchi

(Enclosures)

File No. 82-4664

Nichiei Co., Ltd.

Index

Translation for:

Announcement of Purchase by the Company of its Own Shares through Market

File Number: 82-4664

(English Translation)

September 7, 2001

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Norio Chihara
Managing Director and Public
Relations Manager
Tel.: (075) 321-6161

Announcement of Purchase by the Company of its Own Shares through Market

We hereby announce that the Company has conducted the purchase of its own shares through market as described below, pursuant to the provisions of Article 3 of the Law for Special Exceptions to the Commercial Code concerning Procedures for Cancellation of Shares.

1. Purchase period:

   August 16, 2001 to August 31, 2001

2. Number of shares purchased:

   227,600 shares

3. Aggregate amount of acquisition price:

   ¥265,520,700

4. Method of purchase:

   Purchase at the Osaka Securities Exchange

(For Reference)

I. Cumulative Total of Shares Purchased up to August 31

1. Number of shares purchased:

   227,600 shares

2. Aggregate amount of acquisition price:

   ¥265,520,700

II. Description of Acquisition by the Company of its Own Shares resolved at the Meeting of the Board of Directors held on July 23, 2001

1. Kind of shares to be acquired:

   Par value shares of common stock

2. Aggregate number of shares to be acquired:

   2,500,000 shares (maximum)

3. Aggregate amount of acquisition price of shares:

   ¥3,000,000,000 (maximum)

III.

1. Aggregate number of shares authorized to be purchased and canceled as provided by the Company's Articles of Incorporation:

   6,000,000 shares

2. Aggregate number of shares acquired to date from June 29, 2000, the day such provision was established in the Company's Articles of Incorporation:

   1,746,800 shares

File No. 82-4664

SULLIVAN & CROMWELL

サリヴァン アンド クロムウェル外国法事務弁護士事務所*

(IN REGISTERED ASSOCIATION WITH AKAI LAW OFFICES)

特定共同事業　赤井法律事務所

TELEPHONE: 81-3-3213-6140

FACSIMILE: 81-3-3213-6470

WWW.SULLCROM.COM

Otemachi First Square East Tower 16F

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004, Japan

BEIJING • HONG KONG

MELBOURNE

FRANKFURT • LONDON • PARIS

LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

October 25, 2001

02 FEB 11

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Nichiei Co., Ltd. — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4664)

Dear Sirs:

On behalf of Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

TOKYO: 12371.41

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Tokyo office (telephone: 813-3213-6140; facsimile: 813-3213-6470).

Very truly yours,

Keiko Ogino

p.p. Yoichiro Taniguchi

(Enclosures)

File No. 82-4664

Nichiei Co., Ltd.

Index

Translation for:

Announcement of Purchase by the Company of its Own Shares through Market

File Number: 82-4664

(English Translation)

October 5, 2001

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Norio Chihara
Managing Director and Public
Relations Manager
Tel.: (075) 321-6161

Announcement of Purchase by the Company of its Own Shares through Market

We hereby announce that the Company has conducted the purchase of its own shares through market as described below, pursuant to the provisions of Article 3 of the Law for Special Exceptions to the Commercial Code concerning Procedures for Cancellation of Shares.

1. Purchase period:

   September 3, 2001 to September 28, 2001

2. Number of shares purchased:

   214,100 shares

3. Aggregate amount of acquisition price:

   ¥232,170,500

4. Method of purchase:

   Purchase at the Osaka Securities Exchange

(For Reference)

I. Cumulative Total of Shares Purchased up to September 28

1. Number of shares purchased:

   441,700 shares

2. Aggregate amount of acquisition price:

   ¥497,691,200

II. Description of Acquisition by the Company of its Own Shares resolved at the Meeting of the Board of Directors held on July 23, 2001

1. Kind of shares to be acquired:

   Par value shares of common stock

2. Aggregate number of shares to be acquired:

   2,500,000 shares (maximum)

3. Aggregate amount of acquisition price of shares:

   ¥3,000,000,000 (maximum)

III.

1. Aggregate number of shares authorized to be purchased and canceled as provided by the Company's Articles of Incorporation:

   6,000,000 shares

2. Aggregate number of shares acquired to date from June 29, 2000, the day such provision was established in the Company's Articles of Incorporation:

   1,960,900 shares